November 7, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 22, 2013
File No. 001-15204

Dear Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated October 25, 2013, regarding the Commission’s review of the above mentioned filing and has submitted its response below.

Form 10-K for the fiscal year ended December 31, 2012
Notes to Consolidated Financial Statements
Note 11 Intangible Assets, page 69

Comment:

Please refer to prior comment 1. Please provide the information in your response as proposed disclosure to be included in future periodic filings, particularly your basis for concluding that the renewal rights have an indefinite useful life. Also, explain to us your basis for using undiscounted cash flows in evaluating impairment of this non-amortizing intangible asset, particularly your consideration of ASC 350-30-35-18.

Company’s Response:

With respect to the first part of the Staff’s comment, in future periodic filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company proposes to enhance its disclosure by explaining the basis for concluding that the Company’s renewal rights intangible assets have an indefinite useful life. See “Company’s Proposed Disclosure” below for an example of the disclosure the Company would have made if it had made such disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Annual Report”).

Company’s Proposed Disclosure:

If the Company had made the changes noted above in its 2012 Annual Report, the fourth paragraph following the table on page 69 of Note 11, “Intangible Assets,” would have been revised as follows:

The insurance licenses, renewal rights and trade name intangible assets have indefinite useful lives and are not amortized. The renewal rights intangible assets, recognized related to the acquisitions of NEA and ARS, were being amortized on a straight-line basis over 10 to 15 years. As a result of the acquisition of ARS during 2010, the Company determined that it was necessary to re-examine the useful lives assigned to the renewal rights intangible assets due to the fact that NEA and ARS service the assigned risk business in the states of New York and New Jersey and operate in the New York voluntary markets where there is limited competition for the renewal rights. As a result of the review performed, the Company determined that there were no legal, regulatory, contractual, competitive, economic, or other factors limiting the useful life of the renewal rights intangible assets; therefore, effective January 1, 2011, the renewal rights intangible assets were deemed to have indefinite useful lives and are no longer being amortized.

Company’s Response:

With respect to the second part of the Staff’s comment, the Company’s statement in its September 30, 2013 response regarding the use of undiscounted cash flows to evaluate impairment of the renewal rights intangible assets was improperly stated. The second paragraph on the third page of the Company’s September 30, 2013 response should have read as follows:

ASC 350-30-35-18 requires the Company to review indefinite-lived intangible assets for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired, in accordance with the impairment indicators in ASC 360, Property, Plant and Equipment. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. Per ASC 360-10-35-29, “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group).” Additionally ASC 360-10-35-30 states that “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.” For purposes of its impairment analysis, the Company estimated the future cash flows of the RPC Book, Hudson Book and JBA intangible assets over a period of ten years. The revenue streams of the business are cyclical and fluctuate consistent with the insurance markets. As such, the Company concluded that a ten-year period is a reasonable time frame to evaluate the cash flows associated with its assigned risk business. For purposes of its impairment analysis at December 31, 2012, the Company used a present value technique to measure the fair value of the renewal rights intangible assets. The estimated fair value per the Company’s analysis was estimated to be in excess of the combined carrying value of the RPC Book, Hudson Book and JBA intangible assets; therefore, the Company concluded that the intangible assets were not impaired at December 31, 2012.

Please contact me at 847-700-9154 if you have any additional questions or need further clarification. In addition, you can also contact William A. Hickey, Jr., the Company’s Chief Financial Officer, at (847) 871-6416.

Sincerely,

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
President and Chief Executive Officer